Paris, July 31, 2017

Sanofi Raises FY 2017 Business EPS(1) Guidance to Broadly Stable at CER(2)

	Q2 2017		Change	Change at CER	Change at CER/CS(3)	H1 2017		Change	Change at CER	Change at CER/CS(3)
IFRS net sales reported	€8,663	m	+6.4%	+5.5%	+0.6%	€17,311	m	+8.7%	+7.0%	+2.0%
IFRS net income reported	€1,037	m	-10.4%	—	—	€6,738	m	+200.1%	—	—
IFRS EPS reported	€0.82		-8.9%	—	—	€5.35		+207.5%	—	—
Business net income(1)	€1,696	m	+1.0%	-0.5%	—	€3,491	m	+2.6%	+0.3%	—
Business EPS(1)	€1.35		+3.1%	+1.5%	—	€2.77		+4.9%	+2.7%	—

Second-quarter and first-half 2017 accounts reflect the acquisition of the former Boehringer Ingelheim Consumer Healthcare (CHC) business and the disposal of the Animal Health business (completed on January 1, 2017(4)). In accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations), Animal Health results in 2016 and gain on disposal in 2017 are reported separately. Second-quarter and first-half 2017 income statements also reflect the consolidation of European operations related to Sanofi vaccine portfolio, following the termination of the Sanofi Pasteur MSD joint venture (SPMSD JV) with Merck at the end of December 2016.

Q2 2017 sales growth supported by Specialty Care, Vaccines and Emerging Markets

•	Net sales were €8,663 million, up 6.4% on a reported basis and 5.5%(2) at CER reflecting the change in scope of the CHC and vaccines Global Business Units (GBUs). At CER and CS(3), net sales were up 0.6%.

•	Sanofi Genzyme GBU grew 14.3% at CER driven primarily by continued strong sales growth in Multiple Sclerosis; strong U.S. launch of Dupixent® in atopic dermatitis driven by high unmet medical need and early market access.

•	Sanofi Pasteur GBU grew 19.2% at CER and CS as a result of strong sales of pediatric combinations and Menactra®.

•	Diabetes and Cardiovascular GBU sales were down 15.0% at CER; Global Diabetes franchise sales decreased 12.2%.

•	CHC GBU sales were stable at CER and CS mainly due to seasonality in Europe.

•	Emerging Markets(5) sales increased 6.6% at CER and CS driven by robust contribution from China.

2017 business EPS guidance at CER raised on first-half financial results and disciplined expense management

•	Q2 2017 business operating income of €2,299 million, up 4.1% at CER and constant structure.

•	Q2 2017 business EPS(1) grew 1.5% at CER to €1.35 and increased 3.1% on a reported basis.

•	Sanofi now expects 2017 business EPS(1) to be broadly stable(6) at CER, barring unforeseen major adverse events.

•	Currency impact on 2017 business EPS is estimated to be approximately +1% at the average June 2017 exchange rates.

Sustaining innovation in R&D

•	Positive CHMP opinion received for Dupixent® in the EU.

•	Kevzara®, an anti IL6 for the treatment of rheumatoid arthritis, approved in the EU in June.

•	Initiation of Phase 3 ATLAS program for fitusiran in patients with hemophilia.

•	Phase 2/3 studies started for SAR439684 (anti PD-1) in Non-Small Cell Lung Cancer and Basal Cell Carcinoma.

Sanofi Chief Executive Officer, Olivier Brandicourt, commented:

“Sanofi Genzyme, Sanofi Pasteur and Emerging Markets were once again major contributors to our performance in the quarter. The continued growth of these businesses, together with disciplined expense management, enabled us to more than offset the headwinds in our Diabetes franchise. Consequently, we feel confident in our full-year outlook and raise our 2017 business EPS guidance. We are also encouraged by the strong uptake of Dupixent® in the U.S. and the approval of Kevzara®. The initiation of Phase 3 studies in additional indications for dupilumab, the Phase 2/3 programs with the anti PD-1 in multiple cancer indications and fitusiran in hemophilia were significant R&D milestones in the second quarter.”

(1) In order to facilitate an understanding of operational performance, Sanofi comments on the business net income statement. Business net income is a non-GAAP financial measure (see Appendix 10 for definitions). The consolidated income statement for Q2 2017 and H1 2017 is provided in Appendix 3 and a reconciliation of IFRS net income reported to business net income is set forth in Appendix 4; (2) changes in net sales are expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10); (3) CS: constant structure: adjusted for BI CHC business, termination of SPMSD and others; (4) The closing of the disposal of Merial in Mexico is expected in 2017; (5) See definition page 8; (6) 2016 Business EPS was €5.68

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2017 second-quarter and first-half Sanofi sales

Unless otherwise indicated, all percentage changes in sales in this press release are stated at CER(7).

In the second quarter of 2017, Company sales were €8,663 million, up 6.4% on a reported basis. Exchange rate movements had a favorable effect of 0.9 percentage points mainly reflecting the positive evolution of the U.S. dollar, Brazilian Real and Russian Ruble which more than offset the negative impact from the Egyptian Pound, Turkish Lira, British Pound and Chinese Yuan. Company sales benefited from the acquisition of Boehringer Ingelheim’s CHC business and full consolidation of Sanofi’s European vaccines operations leading to an increase of 5.5% at CER. At CER and constant structure, Company sales were up 0.6%.

First-half Company sales reached €17,311 million, up 8.7% on a reported basis. Exchange rate movements had a favorable effect of 1.7 percentage points. At CER and constant structure, Company sales were up 2.0%.

Global Business Units

The table below presents sales by Global Business Unit (GBU) and reflects the organization of Sanofi. This structure drives deeper specialization, simplifies reporting and provides clear focus on growth drivers. Please note that in Emerging Markets, Specialty Care and Diabetes and Cardiovascular sales are included in the General Medicines and Emerging Markets GBU.

Net Sales by GBU (€ million)	Q2 2017	Change (CER)	Change CER/CS*	H1 2017	Change (CER)	Change CER/CS*
Sanofi Genzyme (Specialty Care)(a)	1,439	+14.3%	+14.4%	2,818	+14.9%	+14.9%
Diabetes and Cardiovascular(a)	1,386	-15.0%	-15.0%	2,805	-11.4%	-11.4%
General Medicines & Emerging Markets(b)	3,659	-1.2%	-1.3%	7,384	+0.5%	+0.3%
Consumer Healthcare (CHC)	1,163	+42.5%	-0.1%	2,504	+42.6%	+2.4%
Total Pharmaceuticals	7,647	+3.2%	-1.5%	15,511	+5.3%	+0.6%
Sanofi Pasteur (Vaccines)	1,016	+26.2%	+19.2%	1,800	+24.5%	+16.5%
Total net sales	8,663	+5.5%	+0.6%	17,311	+7.0%	+2.0%

(a) Does not include Emerging Markets sales- see definition page 7; (b) Includes Emerging Markets sales for Diabetes & Cardiovascular and Specialty Care *CS: constant structure

Global Franchises

The tables below present second-quarter and first-half 2017 sales by global franchise, including Emerging Markets sales, to facilitate comparisons. Appendix 1 provides a reconciliation of sales by GBU and franchise.

Net sales by Franchise (€ million)	Q2 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	1,711	+13.5%	+13.6%	1,439	+14.4%	272	+9.7%
Diabetes and Cardiovascular	1,772	-10.7%	-10.7%	1,386	-15.0%	386	+8.6%
Established Rx Products	2,559	-2.3%	-2.6%	1,592	-6.1%	967	+3.5%
Consumer Healthcare (CHC)	1,163	+42.5%	-0.1%	762	-2.3%	401	+4.6%
Generics	442	-8.0%	-7.6%	253	-6.7%	189	-8.9%
Vaccines	1,016	+26.2%	+19.2%	602	+17.3%	414	+22.2%
Total net sales	8,663	+5.5%	+0.6%	6,034	-1.8%	2,629	+6.6%

*	CS: constant structure
(7)	See Appendix 10 for definitions of financial indicators.

Net sales by Franchise (€ million)	H1 2017	Change (CER)	Change at CER/CS*	Developed Markets	Change at CER/CS*	Emerging Markets	Change at CER/CS*
Specialty Care	3,331	+14.5%	+14.6%	2,818	+14.9%	513	+12.7%
Diabetes and Cardiovascular	3,567	-7.5%	-7.5%	2,805	-11.4%	762	+10.4%
Established Rx Products	5,199	-0.9%	-1.2%	3,226	-5.1%	1,973	+5.9%
Consumer Healthcare (CHC)	2,504	+42.6%	+2.4%	1,699	+2.1%	805	+3.0%
Generics	910	-5.0%	-4.7%	521	-5.8%	389	-3.2%
Vaccines	1,800	+24.5%	+16.5%	1,070	+16.1%	730	+17.1%
Total net sales	17,311	+7.0%	+2.0%	12,139	-0.1%	5,172	+7.5%

*	CS: constant structure

Pharmaceuticals

Second-quarter Pharmaceuticals sales were up 3.2% to €7,647 million. At constant structure, Pharmaceuticals sales were down 1.5% primarily due to Diabetes and Established products. First-half sales for Pharmaceuticals increased 5.3% (+0.6% at constant structure) to €15,511 million.

Rare Disease franchise

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Myozyme® / Lumizyme®	203	+10.4%	393	+11.5%
Cerezyme®	193	-2.0%	369	-3.4%
Fabrazyme®	190	+12.0%	367	+13.6%
Aldurazyme®	57	+12.0%	109	+10.2%
Cerdelga®	31	+19.2%	62	+24.5%
Others	78	-4.8%	164	-0.6%
Total Rare Diseases	752	+5.9%	1,464	+6.7%

In the second quarter, Rare Disease sales increased 5.9% to €752 million driven by the accrual of patients worldwide. Rare Disease sales grew 6.8% in the U.S., 10.2% in Emerging Markets and 3.4% in Europe. First-half Rare Disease sales increased 6.7% to €1,464 million.

Gaucher (Cerezyme® and Cerdelga®) sales were slightly up (0.4%) at €224 million in the second quarter. Cerezyme® sales were down 2.0% to €193 million reflecting a strong base for comparison. Cerdelga® sales increased 19.2% to €31 million of which €23 million were generated in the U.S. (up 15.0%). First half Gaucher sales were €431 million (down 0.2%).

Second-quarter Fabrazyme® sales were up 12.0% to €190 million, reflecting a continued accrual of new patients. First-half Fabrazyme® sales were up 13.6% to €367 million.

Myozyme®/Lumizyme® sales grew 10.4% to €203 million in the second quarter, mainly due to new patient accruals and increased worldwide diagnosis of Pompe disease. First-half Myozyme®/Lumizyme® sales increased 11.5% to €393 million.

Multiple Sclerosis franchise

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Aubagio®	425	+32.7%	796	+31.3%
Lemtrada®	124	+13.9%	249	+26.0%
Total Multiple Sclerosis	549	+27.9%	1,045	+30.0%

Second-quarter Multiple Sclerosis (MS) sales grew 27.9% to €549 million, reflecting strong Aubagio® growth. First-half MS sales increased 30.0% to €1,045 million.

Second-quarter Aubagio® sales increased 32.7% to €425 million driven by the U.S. (up 28.7% to €285 million) and Europe (up 42.5% to €114 million). In the U.S., Aubagio® achieved a market share of 9.3% (source IMS TRX-Q2 2017). First-half Aubagio® sales increased 31.3% to €796 million.

In the second quarter Lemtrada® sales increased 13.9% to €124 million, including €63 million in the U.S. (up 10.7%) and €47 million in Europe (up 22.5%). First-half Lemtrada® sales increased 26.0% to €249 million.

Immunology franchise

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Dupixent®	26	—	26	—
Kevzara®	1	—	1	—
Total Immunology	27	—	27	—

Dupixent® which was launched in the U.S. in March for the treatment of moderate to severe adult atopic dermatitis generated sales of €26 million in the second quarter. Since the launch, over 5,100 physicians in the U.S. have prescribed Dupixent® (as of July 26, 2017) and cumulatively over 13,000 patients have been prescribed Dupixent® since launch (as of July 26, 2017). In Europe, Dupixent® received a positive recommendation from the CHMP on July 21st 2017.

Kevzara®, an anti IL6 treatment for rheumatoid arthritis, was launched in June in the U.S. and approved in EU.

Oncology franchise

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Jevtana®	100	+12.5%	197	+9.0%
Thymoglobulin®	76	+8.7%	148	+8.2%
Taxotere®	44	-6.5%	91	-2.2%
Eloxatin®	45	0.0%	90	+3.5%
Mozobil®	40	+8.1%	80	+9.7%
Zaltrap®	18	+5.9%	34	0.0%
Others	60	-3.2%	155	+21.6%
Total Oncology	383	+4.4%	795	+8.6%

Second-quarter Oncology sales increased 4.4% to €383 million driven mainly by Jevtana® and Thymoglobulin®. First-half Oncology sales were up 8.6% to €795 million.

Jevtana® sales were up 12.5% to €100 million in the second quarter supported by the performance in the U.S. and Japan. First-half Jevtana® sales increased 9.0% to €197 million.

In the second quarter, Thymoglobulin® sales increased 8.7% to €76 million driven by the U.S. (up 7.7% to €44 million) and Emerging Markets (up 30.8% to €17 million). First-half Thymoglobulin ® sales increased 8.2% to €148 million.

Eloxatin® sales were stable at €45 million in the second quarter. Second-quarter Taxotere® sales decreased 6.5% (to €44 million) due to continued generic competition in Japan. First-half sales of Taxotere® and Eloxatin® were down 2.2% (€91 million) and up 3.5% (€90 million), respectively.

Diabetes franchise

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Lantus®	1,197	-19.2%	2,423	-16.7%
Toujeo®	210	+46.1%	402	+59.8%
Total glargine	1,407	-13.5%	2,825	-10.7%
Apidra®	93	-2.2%	191	+5.6%
Amaryl®	85	-5.4%	174	0.0%
Insuman®	28	-14.7%	55	-15.2%
BGM (Blood Glucose Monitoring)	16	-5.9%	33	-2.9%
Lyxumia®	7	-12.5%	14	-17.6%
Soliqua®	5	—	9	—
Total Diabetes	1,647	-12.2%	3,310	-9.2%

In the second quarter, Diabetes sales decreased 12.2% to €1,647 million, reflecting lower Lantus® sales in the U.S. Second-quarter U.S. Diabetes sales were down 23.0% to €814 million. First-half U.S. Diabetes sales decreased 19.1% to €1,653 million. In the second half of 2017, Sanofi expects an accelerated decline of U.S. diabetes sales relative to the first half of 2017. This reflects the phased impact of exclusions in commercial formularies at CVS and United Health as well as a high basis of comparison in last year’s fourth quarter. Second-quarter sales in Emerging Markets increased 8.4% to €383 million. Sales in Europe were €325 million, a decrease of 3.0% in the second quarter. First-half Diabetes sales decreased 9.2% to €3,310 million.

In the second quarter, Sanofi glargine (Lantus® and Toujeo®) sales decreased 13.5% to €1,407 million. In the U.S., Sanofi glargine sales of €782 million were down 23.9% and reflected the impact of the exclusion from various CVS commercial formularies from January 1, 2017 as well as from the United Health commercial formulary which became effective on April 1, 2017. In Europe, Sanofi glargine sales decreased 2.0% to €248 million due to biosimilar competition in several European markets. First-half Sanofi glargine sales decreased 10.7% to €2,825 million.

Over the quarter, Lantus® sales were €1,197 million down 19.2%. In the U.S., Lantus® sales decreased 28.1% to €660 million mainly reflecting lower average net price and the aforementioned impact of formulary exclusions. In Europe, second-quarter Lantus® sales were €194 million (down 14.0%) due to biosimilar competition and patients switching to Toujeo®. In Emerging Markets, sales were up 5.6% to €262 million. First-half Lantus® sales decreased 16.7% to €2,423 million.

Second-quarter Toujeo® sales were €210 million (up 46.1%) of which €122 million (up 12.3%) were recorded in the U.S., €54 million in Europe (versus €27 million in the second quarter of 2016) and €19 million in Emerging Markets (versus €1 million in the second quarter of 2016). First-half Toujeo® sales increased 59.8% to €402 million.

Amaryl® sales were €85 million, down 5.4% in the second quarter, of which €69 million were generated in Emerging Markets (down 2.7%). First-half Amaryl® sales were stable at €174 million.

Second-quarter Apidra® sales decreased 2.2% to €93 million. Lower sales in the U.S. (down 13.3% to €27 million) were partially offset by double-digit growth in Emerging Markets (up 15.0% to €23 million). First-half Apidra® sales increased 5.6% to €191 million.

Soliqua® 100/33 / Suliqua™ (insulin glargine 100 Units/mL & lixisenatide 33 mcg/mL injection) was launched in the U.S. in January 2017 and Suliqua™ recently in the first European country, the Netherlands. Soliqua® 100/33 / Suliqua™ sales were €5 million in the second quarter and €9 million in the first half.

Cardiovascular franchise

Second-quarter Praluent® sales (collaboration with Regeneron) were €42 million of which €29 million was in the U.S. and €11 million in Europe. This reflected significant payer utilization management restrictions in the U.S. and limited market access in Europe. First-half Praluent® sales were €76 million versus €33 million in the first half of 2016. In January 2017, the U.S. District Court for the District of Delaware issued an injunction that required Sanofi and Regeneron to stop marketing, selling and manufacturing Praluent® in the U.S. starting from February 21, 2017. However, on February 8, 2017, the Court of Appeals for the Federal Circuit stayed (suspended) the permanent injunction for Praluent® during the companies’ appeal. As a result, Sanofi and Regeneron will continue marketing, selling and manufacturing Praluent® in the U.S. during the appeal process. The Court of Appeals oral arguments were heard on June 6, 2017. The companies now await a decision from the Court of Appeals on the appeal issues. It is at the Court’s discretion when to issue a decision.

Second-quarter and first-half Multaq® sales were €83 million (down 3.6%) and €181 million (up 3.5%), respectively.

Established Rx Products

Net sales (€ million)	Q2 2017	Change (CER)	H1 2017	Change (CER)
Lovenox®	402	-2.4%	817	-0.1%
Plavix®	385	-0.3%	765	-1.0%
Renvela®/Renagel®	248	+16.8%	494	+9.0%
Aprovel®/Avapro®	190	+9.1%	383	+11.0%
Synvisc® /Synvisc-One®	116	+4.6%	206	+2.0%
Myslee®/Ambien®/Stilnox®	64	-19.2%	137	-10.8%
Allegra®	34	-12.8%	102	-13.2%
Other	1,120	-7.1%	2,295	-3.7%
Total Established Rx Products	2,559	-2.3%	5,199	-0.9%

In the second quarter, Established Rx Products sales decreased 2.3% to €2,559 million. This reflected a decline in sales in Europe (down 6.3% to €881 million) and the impact of generic competition to Plavix® in Japan, which more than offset a solid Emerging Markets performance (up 3.5% to €967 million). First-half Established Rx Products sales decreased 0.9% to €5,199 million.

Lovenox® sales decreased 2.4% to €402 million in the second quarter, reflecting increased competition in Europe (down 7.3% to €243 million) following the availability of a biosimilar, which offset the strong performance in Emerging Markets (up 9.7% to €123 million). First-half Lovenox® sales were stable at €817 million.

In the second quarter, Plavix® sales were down 0.3% to €385 million due to generic competition in Japan that started in June 2015 (sales in Japan were down 31.2% to €64 million). In Emerging Markets, Plavix sales increased 12.8% to €266 million sustained by the performance in China. First-half Plavix® sales decreased 1.0% to €765 million.

Second-quarter Renvela®/Renagel® sales increased 16.8% to €248 million driven by the U.S. performance (up 20% to €209 million). In the U.S. the first generics of Renvela®/Renagel® powder and tablet formulations were approved in June and July, respectively. In Europe, Renvela®/Renagel® sales were down 14.3% to €19 million due to generic competition. First-half Renvela®/Renagel® sales increased 9.0% to €494 million.

Aprovel®/Avapro® sales were up 9.1% (to €190 million) driven by product sales to Sanofi’s partner in Japan and sales in China. First-half Aprovel®/Avapro® sales increased 11.0% to €383 million.

Consumer Healthcare

CHC sales by geography and category are provided in Appendix 1.

Net sales (€ million)	Q2 2017	Change (CER)	Change at CER/CS*	H1 2017	Change (CER)	Change at CER/CS*
Allergy Cough & Cold	255	+42.6%	-1.6%	669	+52.1%	+6.7%
of which Allegra®	106	+6.2%	+6.2%	251	+2.1%	+2.1%
of which Mucosolvan®	18	na	na	53	na	na
of which Xyzal®	8	—	—	51	—	—
Pain	297	+36.4%	-1.7%	621	+40.8%	+4.1%
of which Doliprane®	73	-3.9%	-3.9%	156	+1.9%	+1.9%
of which Buscopan®	38	na	na	80	na	na
Digestive	239	+84.9%	+2.2%	468	+69.4%	-3.2%
of which Dulcolax®	56	na	na	103	na	na
of which Enterogermina®	42	-2.3%	-2.3%	89	+3.5%	+3.5%
of which Essentiale®	40	+15.6%	+15.6%	75	-2.8%	-2.8%
of which Zantac®	30	na	na	57	na	na
Nutritionals	170	+54.2%	-1.2%	334	+45.0%	-1.2%
of which Pharmaton®	31	na	na	48	na	na
Other	202	+12.4%	+2.6%	412	+11.7%	+2.8%
of which Gold Bond®	50	+4.3%	+4.3%	100	+3.2%	+3.2%
Total Consumer Healthcare	1,163	+42.5%	-0.1%	2,504	+42.6%	+2.4%

*	CS: constant structure

In the second quarter, Consumer Healthcare (CHC) sales increased 42.5% to €1,163 million reflecting the closing of the acquisition of Boehringer Ingelheim CHC business on January 1st, 2017. At constant structure, Sanofi CHC sales were stable in the second quarter and were impacted by an early start of the Cough and Cold season in Europe in the first quarter of the year. At constant structure, first-half CHC sales increased 2.4% to €2,504 million.

In Europe, second-quarter CHC sales were up 44.6% to €308 million. At constant structure, sales decreased 7.8%, following an early Cough and Cold season in the first quarter of 2017. Sales of the Allergy Cough and Cold and Pain products were down 14.5% and 10.3%, respectively. At constant structure, first-half CHC sales in Europe increased 1.6% to €714 million.

In the U.S., second-quarter CHC sales increased 24.0% to €293 million. At constant structure, CHC sales were up 2.5% driven by the Pain and Allergy portfolios. In the allergy segment, Sanofi gained market share thanks to the good performance of Allegra® and the launch of Xyzal® Allergy 24HR (approved in February as an over-the-counter treatment for the relief of symptoms associated with seasonal and year-round allergies) in a competitive environment. Second-quarter sales of the Digestive category were down 9.3% reflecting lower Zantac® sales mostly due to retailer delistings of DUO fusionTM. In the U.S., at constant structure, first-half CHC sales increased 2.5% to €641 million.

In Emerging Markets, second-quarter CHC sales increased 33.9% to €401 million. At constant structure, CHC sales were up 4.6% reflecting the start of recovery in Russia. In the first half, Emerging Markets CHC sales increased 3.0% to €805 million at constant structure.

In the Rest of the World, CHC sales were up 133.3% to €161 million. At constant structure, CHC sales were up 0.6% negatively impacted by lower sales of the Allergy Cough and Cold products in Japan and the Nutritional portfolio in Australia. In the Rest of the World, at constant structure, first-half CHC sales increased 2.8% to €344 million.

Generics

In the second quarter, Generics sales decreased 8.0% to €442 million reflecting lower sales in Europe (down 7.3% to €190 million), the U.S. (down 28.9% to €32 million) and Emerging Markets (down 9.4% to €189 million). In Emerging Markets, sales were impacted primarily by the divestment of a third party distribution business in China and unfavorable phasing in Latin America. First-half Generics sales decreased 5.0% to €910 million.

Vaccines

Net sales (€ million)	Q2 2017	Change (CER)	Change at CER/CS*	H1 2017	Change (CER)	Change at CER/CS*
Polio/Pertussis/Hib vaccines (incl. Hexaxim® / Hexyon® Pentacel®, Pentaxim® and Imovax®)	469	+37.2%	+31.4%	901	+41.3%	+34.4%
Meningitis/Pneumonia vaccines (incl. Menactra®)	195	+38.1%	+38.1%	290	+8.8%	+8.8%
Adult Booster vaccines (incl. Adacel ®)	115	+11.5%	-6.5%	194	+4.3%	-13.9%
Travel and other endemic vaccines	113	+10.9%	0.0%	219	+17.4%	+3.8%
Influenza vaccines (incl. Vaxigrip®, Fluzone HD® & Fluzone®)	98	0.0%	0.0%	136	+14.7%	+14.7%
Dengvaxia®	1	0.0%	0.0%	18	-5.0%	-5.0%
Other vaccines	25	+41.2%	+33.3%	42	+33.3%	+25.0%
Total Vaccines	1,016	+26.2%	+19.2%	1,800	+24.5%	+16.5%

*	CS: constant structure

Second-quarter Vaccines sales were up 26.2% to €1,016 million and reflected the termination of the Sanofi Pasteur MSD joint-venture in Europe from December 31, 2016. At constant structure, sales were up 19.2% mainly driven by the Polio/Pertussis/Hib franchise and Menactra®. In the U.S., sales were up 12.7% to €378 million. In Emerging Markets, sales grew 22.2% to €414 million. In Europe, sales were up 140.4% to €135 million reflecting the termination of SPMSD JV. At constant structure, European sales which are now fully managed by Sanofi Pasteur, were up 31.7%. First-half Vaccines sales grew 16.5% at constant structure to €1,800 million.

In the second quarter, Polio/Pertussis/Hib (PPH) vaccines sales increased 37.2% to €469 million. At constant structure, PPH sales grew 31.4% reflecting increased release of Pentaxim® batches in China and strong performance of Hexaxim® in Europe as well as in some Emerging markets. At constant structure, first-half Polio/Pertussis/Hib vaccines sales increased 34.4% to €901 million.

Second-quarter Menactra® sales increased 41.3% to €181 million reflecting the CDC ordering pattern in the U.S., an outbreak in Australia and phasing in the Middle East. First-half Menactra® sales increased 11.8% to €271 million.

Influenza vaccines sales were stable (€98 million) in the second quarter and up 14.7% (€136 million) in the first half driven by the South Hemisphere campaign. For the North Hemisphere, first shipment for U.S. Flu season was completed on July 17th and Sanofi Pasteur expects to deliver a similar number of Flu vaccine doses in the U.S. as in 2016.

Second-quarter Adult Booster vaccines sales were €115 million, up 11.5% and down 6.5% at constant structure due to the continuing impact of Repevax® supply disruption in Europe. At constant structure, first-half Adult Booster vaccines sales decreased 13.9% to €194 million.

Second-quarter Travel and other endemic vaccines sales were €113 million up 10.9% and stable at constant structure. At constant structure, first-half Travel and other endemic vaccines sales were up 3.8% to €219 million.

Second-quarter and first-half Dengvaxia® sales were €1 million and €18 million, respectively.

In July, Sanofi announced it will acquire Protein Sciences, a U.S. privately held vaccines biotechnology company. This acquisition will allow Sanofi Pasteur to broaden its flu portfolio with the addition of a non-egg based vaccine. The acquisition, which has been unanimously approved by the board of directors of Protein Sciences and a majority of Protein Sciences shareholders, is expected to close in the third quarter of 2017, subject to customary regulatory approvals.

Company sales by geographic region

Sanofi sales (€ million)	Q2 2017	Change (CER)	Change (CER/CS)	H1 2017	Change (CER)	Change (CER/CS)
United States	2,798	-1.0%	-2.7%	5,562	+0.9%	-0.8%
Emerging Markets(a)	2,629	+10.2%	+6.6%	5,172	+10.7%	+7.5%
of which Latin America	729	+10.1%	+3.9%	1,405	+13.9%	+7.5%
of which Asia (including South Asia(b))	934	+11.7%	+10.0%	1,917	+12.6%	+11.2%
of which Africa, Middle East	626	+4.7%	+1.4%	1,172	+3.2%	+0.4%
of which Eurasia(c)	312	+17.9%	+15.2%	610	+16.1%	+12.6%
Europe(d)	2,350	+6.8%	-1.0%	4,761	+8.6%	+0.4%
Rest of the World(e)	886	+10.3%	-1.1%	1,816	+12.6%	+0.5%
of which Japan	472	+10.0%	-7.5%	1,001	+14.9%	-4.0%
Total Sanofi sales	8,663	+5.5%	+0.6%	17,311	+7.0%	+2.0%

*	CS : constant structure
(a)	World excluding U.S., Canada, Western & Eastern Europe (except Eurasia), Japan, South Korea, Australia, New Zealand and Puerto Rico
(b)	India, Bangladesh, Sri Lanka
(c)	Russia, Ukraine, Georgia, Belarus, Armenia and Turkey
(d)	Western Europe + Eastern Europe except Eurasia
(e)	Japan, South Korea, Canada, Australia, New Zealand, Puerto Rico

Second-quarter sales in the U.S. were €2,798 million, a decrease of 1.0% or 2.7% at constant structure impacted by the decline of Diabetes sales (down 23.0%) which was not fully offset by the strong performance of the Multiple Sclerosis franchise (up 25.0%), Vaccines (up 12.7%) as well as the launch of Dupixent®. In the U.S., at constant structure, first-half sales decreased 0.8% to €5,562 million.

Second-quarter sales in Emerging Markets were €2,629 million, up 10.2% or 6.6% at constant structure driven by Vaccines (up 22.2%), Established Rx products (up 3.5%) and Diabetes (up 8.4%). In Asia, second quarter sales were up 11.7% (up 10.0% at constant structure) to €934 million reflecting strong performance in China (up 17.1% at constant structure to €550 million), driven by the recovery in Vaccines and growth of Established products. In Latin America, second quarter sales increased 10.1% (up 3.9% at constant structure) to €729 million. Second-quarter sales in Brazil decreased 3.0% at constant structure to €284 million. Second-quarter sales in the Eurasia region increased 17.9% (15.2% at constant structure) to €312 million supported by strong growth in Russia and Turkey. Over the quarter, sales in Russia were €163 million up 33.7% and 25.2% at constant structure driven by CHC sales growth. In Africa and the Middle East, sales were €626 million up 4.7% and 1.4% at constant structure. In Emerging Markets, at constant structure, first-half sales increased 7.5% to €5,172 million.

Second-quarter sales in Europe were €2,350 million, up 6.8% or down 1.0% at constant structure impacted by lower Established products (down 6.9% at constant structure) and CHC sales (down 7.8% at constant structure) which were not fully offset by the strong performance of the Multiple Sclerosis franchise (up 35.8%) and Vaccines (up 31.7%). In Europe, at constant structure, first-half sales increased 0.4% to €4,761 million.

Sales in Japan increased 10.0% to €472 million in the second quarter. At constant structure, sales in Japan were down 7.5% impacted by generic Plavix® competition which was partially offset by strong growth of Vaccines sales. In Japan, at constant structure, first-half sales decreased 4.0% to €1,001 million.

R&D update

Consult Appendix 8 for full overview of Sanofi’s R&D pipeline

Regulatory update

Regulatory updates since the publication of first-quarter results on April 28, 2017 include the following:

•	The European Commission granted marketing authorization for Insulin lispro Sanofi® (100 Units/mL) in July for the treatment of diabetes in adults and children. This followed the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) positive opinion in May.

•	In July, the European Medicines Agency’s CHMP adopted a positive opinion recommending the granting of the marketing authorization of Dupixent® (dupilumab) for use in adults with moderate-to-severe atopic dermatitis who are candidates for systemic therapy.

•	In June, the European Commission granted marketing authorization for Kevzara® (sarilumab) in combination with methotrexate for the treatment of moderately to severely active rheumatoid arthritis (RA) in adult patients. In May, the U.S. Food and Drug Administration (FDA) also approved Kevzara® for the treatment of adult patients with moderately to severely active RA.

At the end of July 2017, the R&D pipeline contained 47 pharmaceutical new molecular entities (excluding Life Cycle Management) and vaccine candidates in clinical development of which 13 are in Phase 3 or have been submitted to the regulatory authorities for approval.

Portfolio update

Phase 3:

•	In June, positive results from two Phase 3b/4 ODYSSEY-DM trials in patients with diabetes were announced. In the studies, Praluent® (alirocumab), when administered on top of maximally tolerated doses of statins, significantly reduced low-density lipoprotein cholesterol (LDL-C), the primary endpoint of the ODYSSEY DM-INSULIN study, and was superior to usual care in reducing non-high-density lipoprotein cholesterol (non-HDL-C), the primary endpoint of the ODYSSEY DM-DYSLIPIDEMIA study.

•	In June, a Phase 3 study evaluating dupilumab in persistent asthma despite the use of medium to high dose of Inhaled Corticosteroid and a LABA (Long-Acting Beta Agonist) was initiated in 6-11 years population. Another Phase 3 evaluating dupilumab in moderate-to-severe atopic dermatitis in 12-17 years population was initiated in April.

•	In May, a Phase 3 study evaluating SAR439684, a PD-1 inhibitor, in 1st line Non-Small Cell Lung Cancer started.

Phase 2:

•	In July, Sanofi and Alnylam announced new positive results from the ongoing Phase 2 open-label extension (OLE) study with fitusiran in patients with hemophilia A and B, with or without inhibitors. These results were presented at the International Society on Thrombosis and Haemostasis (ISTH) 2017 Congress. The updated clinical results of this study showed that the safety and tolerability profile of fitusiran remains encouraging, with no thromboembolic events. Based on these results, the companies initiated the Phase 3 ATLAS program for fitusiran in patients with hemophilia A and B with or without inhibitors.

•	In July, a Phase 2 study evaluating SAR439684, a PD-1 inhibitor, in advanced Basal Cell Carcinoma started.

Phase 1:

•	SAR439459 (anti-TGF-ß) entered into Phase 1 in monotherapy and combination with SAR439684 (PD-1 inhibitor) in patients with advanced solid tumors.

2017 Second-quarter and first-half financial results(8)

Business Net Income(8)

In the second quarter of 2017, Sanofi generated sales of €8,663 million, an increase of 6.4% (up 5.5% at CER). First-half sales were €17,311 million, up 8.7% on a reported basis (up 7.0% at CER).

Second-quarter other revenues increased 63.6% (up 61.2% at CER) to €270 million including VaxServe sales of non-Sanofi products of €195 million (versus €89 million in the second quarter of 2016). First-half other revenues increased 67.4% to €519 million of which €368 million were generated by VaxServe (up 108.1% at CER).

Second-quarter Gross Profit increased 6.1% to €6,136 million (up 4.9% at CER). At CER and CS*, Gross Profit increased 0.3%. The gross margin ratio decreased 0.2 percentage points to 70.8% versus the second quarter of 2016. The positive impact of the growing Multiple Sclerosis business, Vaccines and China was offset by the negative U.S. Diabetes net price evolution. In the second quarter, the gross margin ratio of Pharmaceuticals was 72.6%, a decrease of 0.5 percentage points and the gross margin ratio of Vaccines improved 5.2 percentage points to 57.5%. First-half Gross Profit increased 9.5% to €12,336 million (up 7.7% at CER and up 2.8% at CER and CS*). In the first half of 2017, the gross margin ratio improved by 0.6 percentage points to 71.3% versus the first half of 2016. Sanofi expects its gross margin ratio to be between 70% and 71% at CER in 2017.

Research and Development (R&D) expenses increased 6.2% to €1,358 million (up 5.1% at CER) in the second quarter. At CER and CS*, R&D expenses were up 3.1% reflecting mainly the increased spending on our development programs in immuno-oncology (isatixumab, PD-1) and sotagliflozin. First-half R&D expenses increased 6.1% to €2,667 million (up 4.6% at CER and up 2.6 % at CER and constant structure).

Second-quarter selling general and administrative expenses (SG&A) were up 7.1% to €2,568 million (up 6.1% at CER). At CER and CS*, SG&A expenses were down 0.9% mainly reflecting disciplined cost management. General expenses decreased 5.1% at CER and CS*, and Marketing expenses benefited from the reduction of the Diabetes sales and marketing spending in the U.S. These savings offset launch costs for Dupixent®, Kevzara® and Xyzal® as well as commercial and marketing investments behind key Emerging countries and Vaccines. In the second-quarter, the ratio of SG&A to sales increased 0.2 percentage points to 29.6% compared to the second quarter of 2016. First-half SG&A expenses increased 9.5% to €5,046 million (up 7.7% at CER and up 0.4% at CER and CS*). In the first half of 2017, the ratio of SG&A to sales was 0.2 percentage points higher at 29.1% compared to the same period of 2016.

Second-quarter other current operating income net of expenses was €68 million versus -€23 million for the same period of 2016 and included a minor capital gain. First-half other current operating income net of expenses was €102 million versus €70 million in the first half of 2016.

The share of profits from associates was €51 million in the second quarter versus €30 million for the same period of 2016. The share of profits from associates included Sanofi’s share in Regeneron profit. In the first half, the share of profits from associates was €81 million versus €53 million for the same period of 2016.

In the second quarter, non-controlling interests were -€30 million versus -€23 million in the second quarter of 2016. First-half non-controlling interests were -€65 million versus -€50 million for the same period of 2016.

Second-quarter business operating income increased 9.8% to €2,299 million. At CER, business operating income increased 8.5%. At CER and CS*, business operating income increased 4.1%. The ratio of business operating income to net sales increased 0.8 percentage points to 26.5% versus the same period of 2016. In the second quarter, the business operating income ratio of Pharmaceuticals was 27.3%, 0.2 percentage points lower and the business operating income ratio of Vaccines increased 8.1 percentage points to 20.0%. First-half business operating income was €4,741 million, up 12.5% (or up 10.1% at CER). At CER and CS*, business operating income increased 5.8%. In the first half of 2017, the ratio of business operating income to net sales increased 0.9 percentage point to 27.4%.

Net financial expenses were €60 million in the second quarter versus €74 million in the second quarter of 2016. First-half net financial expenses were €123 million versus €191 million in the first half of 2016.

Second-quarter (and first-half) effective tax rate was 24.5% compared to 23.2% in the second quarter of 2016.

Second-quarter business net income(9) increased 1.0% to €1,696 million (down 0.5% at CER). The ratio of business net income to net sales increased 0.5 percentage points to 19.6% versus the same period of 2016 (excluding Animal Health business).

(8)	See Appendix 3 for 2017 second-quarter and first-half consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.
*	Adjusted for BI CHC business and termination of SPMSD and others.

First-half business net income increased 2.6% to €3,491 million, (up 0.3% at CER). The ratio of business net income to net sales increased 0.7 percentage points to 20.2% compared to the first half of 2016 (excluding Animal Health business).

In the second quarter of 2017, business earnings per share(8) (EPS) increased 3.1% to €1.35 on a reported basis and 1.5% at CER. The average number of shares outstanding was 1,258.2 million in the second quarter of 2017 versus 1,286.8 million in the second quarter of 2016.

In the first half of 2017, business earnings per share(8) was €2.77, up 4.9% on a reported basis and up 2.7% at CER. The average number of shares outstanding was 1,260.3 million in the first half of 2017 versus 1,287.6 million in the first half of 2016.

2017 Guidance

Sanofi raises full-year 2017 business EPS(8) guidance to broadly stable at CER, barring unforeseen major adverse events. The currency impact on 2017 business EPS is estimated to be approximately +1% at the average June 2017 exchange rates. As announced in the first quarter 2017 financial results, Sanofi previously expected full-year 2017 business EPS to be stable to -3% at CER, barring unforeseen major adverse events.

Reconciliation of IFRS net income reported to business net income (see Appendix 4)

In the first half of 2017, the IFRS net income was €6,738 million reflecting the acquisition of BI’s CHC business and full consolidation of Sanofi’s European vaccine operations. The main items excluded from the business net income were:

•	A net gain of €4,421 million resulting from the divestment of the Animal Health business.

•	An amortization charge of €990 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €204 million, Genzyme: €458 million and BI CHC business €133 million) and to acquired intangible assets (licenses/products: €71 million). An amortization charge of €487 million related to fair value remeasurement on intangible assets of acquired companies (primarily Aventis: €100 million, Genzyme: €227 million and BI CHC business €67 million), and to acquired intangible assets (licenses/products: €34 million) was recorded in the second quarter. These items have no cash impact on the Company.

•	An impairment of intangible assets of €12 million (recorded in the second quarter). This item has no cash impact on the Company.

•	A charge of €100 million (of which €64 million in the second quarter) mainly reflecting an increase of Bayer contingent considerations linked to Lemtrada® (charge of €84 million of which €63 million in the second quarter 2017).

•	Expenses of €176 million (of which €88 million in the second quarter) arising from the impact of the acquisition of BI CHC business and the European Vaccines business on inventories.

•	Restructuring costs and similar items of €364 million (of which €245 million in the second quarter) mainly related to the organizational transformation at the industrial level in Europe and North America.

•	A €628 million tax effect arising from the items listed above, comprising €345 million of deferred taxes generated by amortization charged against intangible assets, €126 million associated with restructuring costs and similar items, €56 million associated with the impact of acquisition on inventories and €31 million associated with fair value remeasurement of contingent consideration liabilities. The second quarter tax effect was €380 million, including €163 million of deferred taxes on amortization charged against intangible assets, €83 million associated with restructuring costs and similar items, €28 million associated with the impact of acquisition on inventories, €25 million associated with fair value remeasurement of contingent consideration liabilities (see Appendix 4).

•	A tax of €111 million on dividends paid to shareholders of Sanofi.

(8)	See Appendix 3 for 2017 second-quarter and first-half consolidated income statement; see Appendix 10 for definitions of financial indicators, and Appendix 4 for reconciliation of IFRS net income reported to business net income.

•	An expense of €43 million net of tax (of which €19 million in the second quarter) related to expenses arising from the impact of acquisitions on associates and joint-ventures.

Capital Allocation

In the first half of 2017, net cash generated by operating activities was €2,299 million after capital expenditures of €688 million and an increase in working capital of €1,185 million. This net cash flow funded acquisitions and partnerships net of disposals (€246 million) and restructuring costs and similar items (€438 million). The swap between BI CHC business and Sanofi Animal Health business generated a net cash flow of €4,349 million, partially used to finance share repurchases (€1,698 million) over the period. As a consequence, net debt decreased from €8,206 million at December 31, 2016 to €7,463 million at June 30, 2017 (amount net of €10,877 million cash and cash equivalents).

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic conditions, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2016. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	2017 second-quarter and first-half net sales by GBU, franchise, geographic region and product

Appendix 2:	2017 second-quarter and first-half Business net income statement

Appendix 3:	2017 second-quarter and first-half Consolidated income statement

Appendix 4:	Reconciliation of IFRS net income reported to business net income

Appendix 5:	Change in net debt

Appendix 6:	Simplified consolidated balance sheet

Appendix 7:	Currency sensitivity

Appendix 8:	R&D pipeline

Appendix 9:	Expected R&D milestones

Appendix 10:	Definitions of non-GAAP financial indicators

Appendix 1: 2017 second-quarter net sales by GBU, franchise, geographic region and product

Q2 2017 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	414	32.7%	35.3%	114	42.5%	285	28.7%	15	40.0%	11	33.3%	425	32.7%	34.9%
Lemtrada	118	13.6%	14.6%	47	22.5%	63	10.7%	8	-14.3%	6	20.0%	124	13.9%	14.8%
Total MS	532	27.9%	30.1%	161	35.8%	348	25.0%	23	17.6%	17	28.6%	549	27.9%	29.8%
Cerezyme	127	-0.8%	-1.6%	71	0.0%	46	2.2%	10	-15.4%	66	-4.3%	193	-2.0%	-3.0%
Cerdelga	31	19.2%	19.2%	6	20.0%	23	15.0%	2	100.0%	0	—	31	19.2%	19.2%
Myozyme	170	8.3%	9.0%	87	6.0%	68	13.8%	15	0.0%	33	23.1%	203	10.4%	11.5%
Fabrazyme	166	8.6%	9.9%	41	5.0%	96	9.4%	29	11.5%	24	43.8%	190	12.0%	13.8%
Aldurazyme	37	0.0%	2.8%	19	0.0%	11	0.0%	7	0.0%	20	42.9%	57	12.0%	14.0%
Total Rare Disease	598	4.9%	4.9%	242	3.4%	273	6.8%	83	3.5%	154	10.2%	752	5.9%	6.4%
Taxotere	11	-25.0%	-8.3%	1	0.0%	0	-100.0%	10	-20.0%	33	0.0%	44	-6.5%	-4.3%
Jevtana	93	10.8%	12.0%	38	5.6%	41	5.4%	14	50.0%	7	40.0%	100	12.5%	13.6%
Eloxatin	9	0.0%	28.6%	0	-100.0%	0	—	9	16.7%	36	0.0%	45	0.0%	2.3%
Thymoglobulin	59	3.6%	5.4%	10	-9.1%	44	7.7%	5	0.0%	17	30.8%	76	8.7%	10.1%
Mozobil	39	11.4%	11.4%	11	0.0%	24	0.0%	4	400.0%	1	-50.0%	40	8.1%	8.1%
Zaltrap	15	-6.3%	-6.3%	13	8.3%	2	-33.3%	0	-100.0%	3	200.0%	18	5.9%	5.9%
Total Oncology	282	3.8%	6.0%	86	2.4%	148	0.0%	48	20.5%	101	6.2%	383	4.4%	5.5%
Dupixent	26	—	—	0	—	26	—	0	—	0	—	26	—	—
Kevzara	1	—	—	0	—	1	—	0	—	0	—	1	—	—
Total Immunology	27	—	—	0	—	27	—	0	—	0	—	27	—	—
Sanofi Genzyme (Specialty Care)	1,439	14.3%	15.6%	489	12.0%	796	16.7%	154	9.9%	272	9.7%	1,711	13.5%	14.6%
Lantus	935	-24.4%	-23.0%	194	-14.0%	660	-28.1%	81	-13.2%	262	5.6%	1,197	-19.2%	-18.3%
Apidra	70	-6.8%	-4.1%	32	0.0%	27	-13.3%	11	-9.1%	23	15.0%	93	-2.2%	0.0%
Amaryl	16	-15.8%	-15.8%	6	-25.0%	0	—	10	-18.2%	69	-2.7%	85	-5.4%	-8.6%
Insuman	20	-8.7%	-13.0%	20	-9.1%	0	—	0	0.0%	8	-27.3%	28	-14.7%	-17.6%
Soliqua	5	—	—	0	—	5	—	0	—	0	—	5	—	—
Toujeo	191	34.3%	36.4%	54	100.0%	122	12.3%	15	114.3%	19	1700.0%	210	46.1%	48.9%
Total Diabetes	1,264	-17.1%	-15.7%	325	-3.0%	814	-23.0%	125	-6.3%	383	8.4%	1,647	-12.2%	-11.3%
Multaq	81	-3.6%	-2.4%	11	-8.3%	71	-1.4%	-1	-100.0%	2	0.0%	83	-3.6%	-1.2%
Praluent	41	90.5%	95.2%	11	233.3%	29	61.1%	1	—	1	—	42	95.2%	100.0%
Total Cardiovascular	122	15.4%	17.3%	22	40.0%	100	11.4%	0	0.0%	3	100.0%	125	16.2%	19.0%
Diabetes & Cardiovascular	1,386	-15.0%	-13.5%	347	-1.1%	914	-20.3%	125	-6.2%	386	8.6%	1,772	-10.7%	-9.7%
Plavix	385	-0.3%	-1.8%	39	-9.3%	0	—	80	-26.2%	266	12.8%	385	-0.3%	-1.8%
Lovenox	402	-2.4%	-2.9%	243	-7.3%	14	0.0%	22	-8.0%	123	9.7%	402	-2.4%	-2.9%
Renagel / Renvela	248	16.8%	19.2%	19	-14.3%	209	20.0%	10	57.1%	10	0.0%	248	16.8%	19.2%
Aprovel	190	9.1%	8.6%	29	-12.1%	3	50.0%	46	34.3%	112	6.7%	190	9.1%	8.6%
Allegra	34	-12.8%	-12.8%	4	0.0%	0	—	30	-13.9%	0	—	34	-12.8%	-12.8%
Myslee / Ambien / Stilnox	64	-19.2%	-17.9%	10	-9.1%	13	-50.0%	28	-6.7%	13	0.0%	64	-19.2%	-17.9%
Synvisc / Synvisc One	116	4.6%	6.4%	9	0.0%	91	7.1%	4	-40.0%	12	9.1%	116	4.6%	6.4%
Depakine	109	6.7%	4.8%	41	0.0%	0	—	2	33.3%	66	10.0%	109	6.7%	4.8%
Tritace	62	-1.6%	-1.6%	39	-2.6%	0	—	1	-50.0%	22	4.5%	62	-1.6%	-1.6%
Lasix	36	-16.3%	-16.3%	19	0.0%	0	—	4	-60.0%	13	-7.1%	36	-16.3%	-16.3%
Targocid	35	-7.9%	-7.9%	16	-15.8%	0	—	2	100.0%	17	-5.6%	35	-7.9%	-7.9%
Other Rx Drugs	878	-8.5%	-8.0%	413	-5.4%	55	-31.3%	97	-10.1%	313	-6.6%	878	-8.5%	-8.0%
Total Established Rx Products	2,559	-2.3%	-2.2%	881	-6.3%	385	1.1%	326	-10.6%	967	3.5%	2,559	-2.3%	-2.2%
Generics	442	-8.0%	-6.8%	190	-7.3%	32	-28.9%	31	45.0%	189	-9.4%	442	-8.0%	-6.8%
Total Emerging Markets Specialty Care	272	9.7%	9.7%							272	9.7%
Total Emerging Markets Diabetes & Cardiovascular	386	8.6%	7.5%							386	8.6%
General Medicines & Emerging Markets	3,659	-1.2%	-1.1%	1,071	-6.4%	417	-2.1%	357	-7.6%	1,814	3.9%	3,001	-3.2%	-2.9%
Allergy, Cough and Cold	255	42.6%	44.9%	59	118.5%	88	13.3%	29	150.0%	79	24.2%	255	42.6%	44.9%
Pain	297	36.4%	38.8%	113	20.2%	46	9.8%	31	650.0%	107	38.7%	297	36.4%	38.8%
Digestive	239	84.9%	89.7%	76	66.7%	50	600.0%	16	—	97	24.3%	239	84.9%	89.7%
Nutritional	170	54.2%	58.9%	30	30.4%	1	0.0%	66	65.0%	73	58.1%	170	54.2%	58.9%
Consumer Healthcare	1,163	42.5%	45.4%	308	44.6%	293	24.0%	161	133.3%	401	33.9%	1,163	42.5%	45.4%
Total Pharmaceuticals	7,647	3.2%	4.1%	2,215	3.2%	2,420	-2.9%	797	9.6%	2,215	8.2%	7,647	3.2%	4.1%
Polio / Pertussis / Hib	469	37.2%	38.3%	83	140.0%	92	2.3%	39	2.6%	255	41.6%	469	37.2%	38.3%
Adult Booster Vaccines	115	11.5%	10.6%	29	158.3%	76	-1.3%	5	-16.7%	5	-50.0%	115	11.5%	10.6%
Meningitis/Pneumonia	195	38.1%	40.3%	0	-100.0%	148	39.0%	20	280.0%	27	3.8%	195	38.1%	40.3%
Influenza Vaccines	98	0.0%	2.1%	0	—	0	—	9	-40.0%	89	7.4%	98	0.0%	2.1%
Travel and other Endemic Vaccines	113	10.9%	11.9%	21	162.5%	42	-8.9%	14	25.0%	36	-2.8%	113	10.9%	11.9%
Dengue	1	0.0%	0.0%	0	—	0	—	0	—	1	0.0%	1	0.0%	0.0%
Vaccines	1,016	26.2%	27.5%	135	140.4%	378	12.7%	89	17.3%	414	22.2%	1,016	26.2%	27.5%
Total Company	8,663	5.5%	6.4%	2,350	6.8%	2,798	-1.0%	886	10.3%	2,629	10.2%	8,663	5.5%	6.4%

2017 first-half net sales by GBU, franchise, geographic region and product

H1 2017 (€ million)	Total GBUs	% CER	% reported	Europe	% CER	United States	% CER	Rest of the World	% CER	Emerging Markets	% CER	Total Franchises	% CER	% reported
Aubagio	777	31.5%	34.4%	205	33.1%	544	30.7%	28	35.0%	19	25.0%	796	31.3%	34.0%
Lemtrada	238	26.1%	26.6%	92	26.7%	130	23.5%	16	45.5%	11	25.0%	249	26.0%	27.0%
Total MS	1,015	30.2%	32.5%	297	31.0%	674	29.2%	44	38.7%	30	25.0%	1,045	30.0%	32.3%
Cerezyme	253	-1.6%	-0.8%	139	-1.4%	92	1.1%	22	-12.5%	116	-7.1%	369	-3.4%	-3.1%
Cerdelga	62	24.5%	26.5%	11	37.5%	48	20.5%	3	50.0%	0	—	62	24.5%	26.5%
Myozyme	333	9.6%	10.3%	169	5.5%	135	15.9%	29	7.7%	60	23.9%	393	11.5%	12.9%
Fabrazyme	324	10.4%	12.1%	81	6.5%	189	11.6%	54	12.5%	43	48.1%	367	13.6%	16.1%
Aldurazyme	72	0.0%	1.4%	38	0.0%	22	0.0%	12	0.0%	37	37.0%	109	10.2%	11.2%
Total Rare Disease	1,187	5.9%	7.1%	473	3.0%	547	9.5%	167	3.2%	277	10.6%	1,464	6.7%	8.2%
Taxotere	21	-32.1%	-25.0%	2	0.0%	1	-50.0%	18	-33.3%	70	10.9%	91	-2.2%	-1.1%
Jevtana	182	7.8%	9.0%	75	5.6%	81	4.0%	26	28.6%	15	27.3%	197	9.0%	10.7%
Eloxatin	17	-25.0%	-15.0%	2	0.0%	0	—	15	-27.8%	73	12.1%	90	3.5%	4.7%
Thymoglobulin	116	5.6%	8.4%	20	0.0%	85	7.9%	11	0.0%	32	18.5%	148	8.2%	10.4%
Mozobil	77	11.8%	13.2%	22	4.8%	49	6.8%	6	133.3%	3	-25.0%	80	9.7%	11.1%
Zaltrap	30	-6.3%	-6.3%	26	8.3%	4	-42.9%	0	-100.0%	4	100.0%	34	0.0%	0.0%
Total Oncology	589	6.9%	9.1%	174	5.4%	329	11.6%	86	-5.6%	206	13.8%	795	8.6%	10.3%
Dupixent	26	—	—	0	—	26	—	0	—	0	—	26	—	—
Kevzara	1	—	—	0	—	1	—	0	—	0	—	1	—	—
Total Immunology	27	—	—	0	—	27	—	0	—	0	—	27	—	—
Sanofi Genzyme (Specialty Care)	2,818	14.9%	16.7%	944	10.9%	1,577	19.8%	297	4.3%	513	12.7%	3,331	14.5%	16.3%
Lantus	1,908	-21.6%	-19.9%	393	-14.4%	1,350	-24.6%	165	-11.2%	515	7.5%	2,423	-16.7%	-15.3%
Apidra	144	2.2%	4.3%	67	6.3%	56	-1.8%	21	0.0%	47	17.5%	191	5.6%	7.3%
Amaryl	32	-11.1%	-11.1%	11	-31.3%	1	0.0%	20	5.3%	142	2.8%	174	0.0%	-3.9%
Insuman	41	-6.8%	-6.8%	40	-7.0%	1	0.0%	0	—	14	-31.8%	55	-15.2%	-16.7%
Soliqua	9	—	—	0	—	9	—	0	—	0	—	9	—	—
Toujeo	367	47.7%	51.0%	100	117.4%	237	25.0%	30	123.1%	35	3000.0%	402	59.8%	64.8%
Total Diabetes	2,554	-13.8%	-12.0%	651	-3.0%	1,653	-19.1%	250	-0.8%	756	10.2%	3,310	-9.2%	-7.8%
Multaq	177	3.6%	6.0%	22	-4.3%	154	4.2%	1	100.0%	4	0.0%	181	3.5%	6.5%
Praluent	74	118.2%	124.2%	19	216.7%	53	92.6%	2	—	2	—	76	124.2%	130.3%
Total Cardiovascular	251	22.5%	25.5%	41	41.4%	207	18.2%	3	200.0%	6	66.7%	257	23.2%	26.6%
Diabetes & Cardiovascular	2,805	-11.4%	-9.6%	692	-1.1%	1,860	-16.1%	253	0.0%	762	10.4%	3,567	-7.5%	-6.0%
Plavix	765	-1.0%	-1.9%	78	-8.2%	0	-100.0%	159	-27.0%	528	11.8%	765	-1.0%	-1.9%
Lovenox	817	-0.1%	-0.1%	500	-4.4%	29	-3.4%	45	-6.4%	243	11.9%	817	-0.1%	-0.1%
Renagel / Renvela	494	9.0%	11.8%	37	-14.0%	416	11.0%	19	26.7%	22	10.0%	494	9.0%	11.8%
Aprovel	383	11.0%	11.3%	60	-9.1%	6	0.0%	91	45.9%	226	7.6%	383	11.0%	11.3%
Allegra	102	-13.2%	-10.5%	6	20.0%	0	—	96	-14.7%	0	—	102	-13.2%	-10.5%
Myslee / Ambien / Stilnox	137	-10.8%	-7.4%	20	-9.1%	28	-30.8%	57	-8.3%	32	11.1%	137	-10.8%	-7.4%
Synvisc / Synvisc One	206	2.0%	4.6%	17	0.0%	158	2.0%	8	14.3%	23	0.0%	206	2.0%	4.6%
Depakine	221	8.3%	7.3%	81	1.2%	0	—	6	0.0%	134	13.6%	221	8.3%	7.3%
Tritace	124	0.8%	-0.8%	78	-2.5%	0	—	2	50.0%	44	4.5%	124	0.8%	-0.8%
Lasix	71	-7.8%	-7.8%	37	-2.6%	0	—	6	-58.3%	28	7.4%	71	-7.8%	-7.8%
Targocid	72	-4.0%	-4.0%	35	-10.3%	0	—	3	0.0%	34	3.0%	72	-4.0%	-4.0%
Other Rx Drugs	1,807	-5.1%	-4.0%	839	-3.4%	113	-27.9%	196	-3.7%	659	-2.4%	1,807	-5.1%	-4.0%
Total Established Rx Products	5,199	-0.9%	-0.2%	1,788	-4.2%	750	-1.9%	688	-8.4%	1,973	5.8%	5,199	-0.9%	-0.2%
Generics	910	-5.0%	-2.5%	388	-5.3%	69	-28.7%	64	34.8%	389	-3.7%	910	-5.0%	-2.5%
Total Emerging Markets Specialty Care	513	12.7%	14.0%							513	12.7%
Total Emerging Markets Diabetes & Cardiovascular	762	10.4%	10.1%							762	10.4%
General Medicines & Emerging Markets	7,384	0.5%	1.4%	2,176	-4.4%	819	-4.9%	752	-5.8%	3,637	6.6%
Allergy, Cough and Cold	669	52.1%	55.6%	166	163.5%	242	13.0%	91	166.7%	170	30.7%	669	52.1%	55.6%
Pain	621	40.8%	44.8%	252	33.9%	90	13.0%	60	625.0%	219	32.9%	621	40.8%	44.8%
Digestive	468	69.4%	74.6%	161	62.6%	94	550.0%	28	1300.0%	185	13.7%	468	69.4%	74.6%
Nutritional	334	45.0%	51.8%	63	23.5%	2	0.0%	129	65.3%	140	41.3%	334	45.0%	51.8%
Consumer Healthcare	2,504	42.6%	46.9%	714	57.1%	641	21.1%	344	142.3%	805	27.2%	2,504	42.6%	46.9%
Total Pharmaceuticals	15,511	5.3%	6.9%	4,526	5.7%	4,897	-0.6%	1,646	11.3%	4,442	9.7%	15,511	5.3%	6.9%
Polio / Pertussis / Hib	901	41.3%	43.7%	140	143.1%	219	43.9%	83	27.0%	459	26.3%	901	41.3%	43.7%
Adult Booster Vaccines	194	4.3%	5.4%	46	84.6%	121	-7.1%	13	0.0%	14	-27.8%	194	4.3%	5.4%
Meningitis/Pneumonia	290	8.8%	11.1%	1	-66.7%	219	5.4%	22	162.5%	48	2.2%	290	8.8%	11.1%
Influenza Vaccines	136	14.7%	17.2%	0	-100.0%	3	0.0%	19	-5.0%	114	20.7%	136	14.7%	17.2%
Travel and other Endemic Vaccines	219	17.4%	19.0%	43	175.0%	71	0.0%	28	21.7%	77	-1.3%	219	17.4%	19.0%
Dengue	18	-5.0%	-10.0%	0	—	0	—	0	—	18	-5.0%	18	-5.0%	-10.0%
Vaccines	1,800	24.5%	26.6%	235	126.7%	665	13.0%	170	26.2%	730	17.3%	1,800	24.5%	26.6%
Total Company	17,311	7.0%	8.7%	4,761	8.6%	5,562	0.9%	1,816	12.6%	5,172	10.7%	17,311	7.0%	8.7%

Appendix 2: Business net income statement

Second Quarter 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	Q2 2017	Q2 2016	Change	Q2 2017	Q2 2016	Change	Q2 2017	Q2 2016	Q2 2017	Q2 2016	Change
Net sales	7,647	7,346	4.1%	1,016	797	27.5%			8,663	8,143	6.4%
Other revenues	73	68	7.4%	197	97	103.1%			270	165	63.6%
Cost of sales	(2,168)	(2,046)	6.0%	(629)	(477)	31.9%			(2,797)	(2,523)	10.9%
As % of net sales	(28.4%)	(27.9%)		(61.9%)	(59.8%)				(32.3%)	(31.0%)
Gross profit	5,552	5,368	3.4%	584	417	40.0%			6,136	5,785	6.1%
As % of net sales	72.6%	73.1%		57.5%	52.3%				70.8%	71.0%
Research and development expenses	(1,203)	(1,138)	5.7%	(155)	(141)	9.9%			(1,358)	(1,279)	6.2%
As % of net sales	(15.7%)	(15.5%)		(15.3%)	(17.7%)				(15.7%)	(15.7%)
Selling and general expenses	(2,338)	(2,215)	5.6%	(230)	(182)	26.4%			(2,568)	(2,397)	7.1%
As % of net sales	(30.6%)	(30.2%)		(22.6%)	(22.8%)				(29.6%)	(29.4%)
Other current operating income/expenses	53	3		5	(1)		10	(25)	68	(23)
Share of profit/loss of associates* and joint-ventures	52	28		(1)	2				51	30
Net income attributable to non-controlling interests	(30)	(23)		—	—				(30)	(23)
Business operating income	2,086	2,023	3.1%	203	95	113.7%	10	(25)	2,299	2,093	9.8%
As % of net sales	27.3%	27.5%		20.0%	11.9%				26.5%	25.7%
							Financial income and expenses		(60)	(74)
							Income tax expense		(543)	(467)
							Tax rate**		24.5%	23.2%
							Business net income excl. Animal Health business		1,696	1,552	9.3%
							As % of net sales		19.6%	19.1%
							Business Net Income of Animal Health business		—	128
							Business Net Income		1,696	1,680	1.0%
							Business earnings / share (in euros) ***		1.35	1.31	3.1%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,258.2 million in the second quarter of 2017 and 1,286.8 million in the second quarter of 2016.

First Half 2017	Pharmaceuticals			Vaccines			Others		Total Group
€ million	H1 2017	H1 2016	Change	H1 2017	H1 2016	Change	H1 2017	H1 2016	H1 2017	H1 2016	Change
Net sales	15,511	14,504	6.9%	1,800	1,422	26.6%			17,311	15,926	8.7%
Other revenues	149	122	22.1%	370	188	96.8%			519	310	67.4%
Cost of sales	(4,363)	(4,143)	5.3%	(1,131)	(827)	36.8%			(5,494)	(4,970)	10.5%
As % of net sales	(28.1%)	(28.6%)		(62.8%)	(58.2%)				(31.7%)	(31.2%)
Gross profit	11,297	10,483	7.8%	1,039	783	32.7%			12,336	11,266	9.5%
As % of net sales	72.8%	72.3%		57.7%	55.1%				71.3%	70.7%
Research and development expenses	(2,373)	(2,246)	5.7%	(294)	(268)	9.7%			(2,667)	(2,514)	6.1%
As % of net sales	(15.3%)	(15.5%)		(16.3%)	(18.8%)				(15.4%)	(15.8%)
Selling and general expenses	(4,609)	(4,261)	8.2%	(437)	(348)	25.6%			(5,046)	(4,609)	9.5%
As % of net sales	(29.7%)	(29.4%)		(24.3%)	(24.5%)				(29.1%)	(28.9%)
Other current operating income/expenses	122	110		2	(1)		(22)	(39)	102	70
Share of profit/loss of associates* and joint-ventures	82	44		(1)	9				81	53
Net income attributable to non-controlling interests	(65)	(50)		—	—				(65)	(50)
Business operating income	4,454	4,080	9.2%	309	175	76.6%	(22)	(39)	4,741	4,216	12.5%
As % of net sales	28.7%	28.1%		17.2%	12.3%				27.4%	26.5%
							Financial income and expenses		(123)	(191)
							Income tax expense		(1,127)	(922)
							Tax rate**		24.5%	22.9%
							Business net income excl. Animal Health business		3,491	3,103	12.5%
							As % of net sales		20.2%	19.5%
							Business Net Income of Animal Health business		—	299
							Business Net Income		3,491	3,402	2.6%
							Business earnings / share (in euros) ***		2.77	2.64	4.9%

*	Net of tax.
**	Determined on the basis of Business income before tax, associates and non-controlling interests.
***	Based on an average number of shares outstanding of 1,260.3 million in the first semester of 2017 and 1,287.6 million in the first semester of 2016.

Appendix 3: Consolidated income statements

€ million	Q2 2017 (1)	Q2 2016 (1)	H1 2017 (1)	H1 2016 (1)
Net sales	8,663	8,143	17,311	15,926
Other revenues	270	165	519	310
Cost of sales	(2,885)	(2,523)	(5,670)	(4,970)
Gross profit	6,048	5,785	12,160	11,266
Research and development expenses	(1,358)	(1,279)	(2,667)	(2,514)
Selling and general expenses	(2,568)	(2,397)	(5,046)	(4,609)
Other operating income	113	48	173	265
Other operating expenses	(45)	(71)	(71)	(195)
Amortization of intangible assets	(487)	(433)	(990)	(877)
Impairment of intangible assets	(12)	(52)	(12)	(52)
Fair value remeasurement of contingent consideration	(64)	(38)	(100)	(67)
Restructuring costs and similar items	(245)	(127)	(364)	(627)
Other gains and losses and litigation	(7)	—	(7)	—
Operating income	1,375	1,436	3,076	2,590
Financial expenses	(107)	(112)	(218)	(241)
Financial income	47	38	95	50
Income before tax and associates and joint ventures	1,315	1,362	2,953	2,399
Income tax expense	(274)	(380)	(610)	(497)
Share of profit/loss of associates and joint ventures	32	5	38	98
Net income excluding the exchanged/held-for-exchange Animal Health business	1,073	987	2,381	2,000
Net income from the exchanged/held-for-exchange Animal Health business	(6)	186	4,421	286
Net income	1,067	1,173	6,802	2,286
Net income attributable to non-controlling interests	30	15	64	41
Net income attributable to equity holders of Sanofi	1,037	1,158	6,738	2,245
Average number of shares outstanding (million)	1,258.2	1,286.8	1,260.3	1,287.6
Earnings per share (in euros) excluding the exchanged/held-for-exchange Animal Health business	0.83	0.76	1.84	1.52
IFRS earnings per share (in euros)	0.82	0.90	5.35	1.74

(1)	Animal Health results and gain on disposal are reported separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

Appendix 4: Reconciliation of Net income attributable to equity holders of Sanofi to Business net income

€ million	Q2 2017	Q2 2016	Change
Net income attributable to equity holders of Sanofi	1,037	1,158	(10.4%)
Amortization of intangible assets(1)	487	433
Impairment of intangible assets	12	52
Fair value remeasurement of contingent consideration	64	38
Expenses arising from the impact of acquisitions on inventories	88	—
Restructuring costs and similar items	245	127
Other gains and losses, and litigation(2)	7	—
Tax effect of items listed above:	(380)	(210)
Amortization of intangible assets	(163)	(151)
Impairment of intangible assets	(4)	(16)
Fair value remeasurement of contingent consideration	(25)	(4)
Expenses arising from the impact of acquisitions on inventories	(28)	—
Restructuring costs and similar items	(83)	(39)
Other tax effects	(77)	—
Other tax items	111	113
Share of items listed above attributable to non-controlling interests	—	(8)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	19	16
Animal Health items(3)	6	(58)
Other Sanofi Pasteur MSD items(4)	—	19
Business net income	1,696	1,680	1.0%
IFRS earnings per share(5) (in euros)	0.82	0.90

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €453 million in the second quarter of 2017 and €399 million in the second quarter of 2016.
(2)	In 2017, carve-out costs related to the EU Generics divestment process.
(3)	In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current assets held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as tax effect of these items.
(4)	In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.
(5)	Based on an average number of shares outstanding of 1,258.2 million in the second quarter of 2017 and 1,286.8 million in the second quarter of 2016.

€ million	H1 2017	H1 2016	Change
Net income attributable to equity holders of Sanofi	6,738	2,245	200.1%
Amortization of intangible assets(1)	990	877
Impairment of intangible assets	12	52
Fair value remeasurement of contingent consideration	100	67
Expenses arising from the impact of acquisitions on inventories	176	—
Restructuring costs and similar items	364	627
Other gains and losses, and litigation(2)	7	—
Tax effect of items listed above:	(628)	(548)
Amortization of intangible assets	(345)	(307)
Impairment of intangible assets	(4)	(16)
Fair value remeasurement of contingent consideration	(31)	(15)
Expenses arising from the impact of acquisitions on inventories	(56)	—
Restructuring costs and similar items	(126)	(210)
Other tax effects	(66)	—
Other tax items	111	113
Share of items listed above attributable to non-controlling interests	(1)	(9)
Restructuring costs of associates and joint-ventures, and expenses arising from the impact of acquisitions on associates and joint-ventures	43	(54)
Animal Health items(3)	(4,421)	13
Other Sanofi Pasteur MSD items (4)	—	19
Business net income	3,491	3,402	2.6%
IFRS earnings per share(5) (in euros)	5.35	1.74

(1)	Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: €919 million in the first semester of 2017 and €809 million in the first semester of 2016.
(2)	In 2017, carve-out costs related to the EU Generics divestment process.
(3)	In 2017, net gain resulting from the divestment of the Animal Health business.
In 2016, includes the following items: impact of the discontinuation of depreciation and impairment of Property, Plant & Equipment starting at IFRS 5 application (Non-current assets held for sale and discontinued operations), impact of the amortization and impairment of intangible assets until IFRS 5 application, costs incurred as a result of the divestment as well as tax effect of these items.
(4)	In 2016, includes the following items: impact of the discontinuation of the equity accounting of the Sanofi Pasteur MSD business net income since the announcement by Sanofi and Merck of their intent to end their joint vaccine operations in Europe.
(5)	Based on an average number of shares outstanding of 1,260.3 million in the first semester of 2017 and 1,287.6 million in the first semester of 2016.

Appendix 5: Change in net debt

€ million	H1 2017	H1 2016
Business net income	3,491	3,402
Depreciation amortization and impairment of property, plant and equipment and software	604	600
Net gains and losses on disposals of non-current assets, net of tax	(79)	(27)
Other non-cash items	156	(324)
Operating cash flow before changes in working capital (1)/(2)	4,172	3,651
Changes in working capital (1)	(1,185)	(574)
Acquisitions of property, plant and equipment and software	(688)	(645)
Free cash flow (1)/(2)	2,299	2,432
Acquisitions of intangibles, excluding software	(285)	(556)
Acquisitions of investments, including assumed debt	(274)	(369)
Restructuring costs and similar items paid	(438)	(347)
Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	313	260
Issuance of Sanofi shares	99	17
Dividends paid to shareholders of Sanofi	(3,710)	(3,759)
Acquisition of treasury shares	(1,698)	(1,403)
Transactions with non-controlling interests including dividends	(48)	(9)
Foreign exchange impact	290	12
Net cash flow from the swap between BI-CHC and Sanofi animal Health business	4,349	—
Other items	(154)	(25)
Change in net debt	743	(3,747)

(1)	Excluding restructuring costs and similar items.
(2)	Excluding Animal Health business for the 2016 comparative period.

Appendix 6: Simplified consolidated balance sheet

ASSETS € million	06/30/17	12/31/16	LIABILITIES € million	06/30/17	12/31/16
			Equity attributable to equity-holders of Sanofi	57,631	57,554
			Equity attributable to non-controlling interests	161	170
			Total equity	57,792	57,724
			Long-term debt	15,186	16,815
Property, plant and equipment	9,633	10,019	Non-current liabilities related to business combinations and to non-controlling interests	1,287	1,378
Intangible assets (including goodwill)	54,813	51,166	Provisions and other non-current liabilities	8,412	8,834
Non-current financial assets, investments in associates, and deferred tax assets	10,325	10,379	Deferred tax liabilities	2,128	2,292
Non-current assets	74,771	71,564	Non-current liabilities	27,013	29,319
			Accounts payable and other current liabilities	13,580	14,472
Inventories, accounts receivable and other current assets	16,194	16,414	Current liabilities related to business combinations and to non-controlling interests	234	198
Cash and cash equivalents	10,877	10,273	Short-term debt and current portion of long-term debt	3,241	1,764
Current assets	27,071	26,687	Current liabilities	17,055	16,434
Assets held for sale or exchange	28	6,421	Liabilities related to assets held for sale or exchange	10	1,195
Total ASSETS	101,870	104,672	Total LIABILITIES & EQUITY	101,870	104,672

Appendix 7: currency sensitivity

2017 Business EPS currency sensitivity

Currency	Variation	Business EPS Sensitivity
U.S. Dollar	-0.05 USD/EUR	+EUR 0.13
Japanese Yen	+5 JPY/EUR	-EUR 0.02
Chinese Yuan	+0.2 CNY/EUR	-EUR 0.02
Brazilian Real	+0.4 BRL/EUR	-EUR 0.02
Russian Ruble	+10 RUB/EUR	-EUR 0.03

Currency exposure on Q2 2017 sales

Currency	Q2 2017
US $	33.3%
Euro €	24.7%
Chinese Yuan	6.2%
Japanese Yen	4.9%
Brazilian Real	3.0%
British Pound	2.1%
Russian Ruble	1.7%
Australian $	1.7%
Mexican Peso	1.5%
Canadian $	1.4%
Others	19.5%

Currency average rates

	Q2 2016	Q2 2017	Change
€/$	1.13	1.10	-2.6%
€/Yen	121.98	122.15	+0.1%
€/Yuan	7.38	7.54	+2.2%
€/Real	3.96	3.54	-10.8%
€/Ruble	74.35	62.87	-15.4%

Appendix 8: R&D Pipeline N : New Molecular Entity R : Registration Study Immuno-inflammation MS, Neuro, Ophthalmology Oncology Rare Disease Diabetes Solutions Cardiovascular & metabolism Infectious Disease Vaccines Registration Dupixent® Anti-IL4Rá mAb Atopic dermatitis, EU Dengvaxia®(1) Mild-to-severe dengue fever vaccine N SAR342434 insulin lispro Type 1+2 diabetes PR5i DTP-HepB-Polio-Hib Pediatric hexavalent vaccine, U.S. (1) Approved in 18 countries to date Phase 3 dupilumab Anti-IL4Rá mAb Asthma, Nasal polyposis N sotagliflozin Oral SGLT-1&2 inhibitor Type 1 & type 2 diabetes N isatuximab Anti-CD38 naked mAb Relapsed refractory multiple myeloma Clostridium difficile Toxoid vaccine N SAR439684 PD-1 inhibitor 1st line NSCLC VaxiGrip® QIV IM Quadrivalent inactivated influenza vaccine (6-35 months) N patisiran siRNA inhibitor targeting TTR Hereditary ATTR amyloidosis Pediatric pentavalent vaccine DTP-Polio-Hib Japan N GZ402666 neo GAA Pompe disease Men Quad TT 2nd generation meningococcal ACYW conjugate vaccine N fitusiran siRNA targeting Anti-Thrombin Hemophilia

Phase 2 dupilumab Anti-IL4Rá mAb Eosinophilic oesophagitis N efpeglenatide Long-acting GLP-1 receptor agonist Type 2 diabetes Rabies VRVg Purified vero rabies vaccine N SAR156597 IL4/IL13 Bi-specific mAb IPF, Systemic Scleroderma N SAR425899 GLP-1R/GCGR dual agonist Type 2 diabetes Tuberculosis Recombinant subunit vaccine N GZ389988 TRKA antagonist Osteoarthritis R SAR439684 PD-1 inhibitor Advanced CSCC (Skin cancer) Fluzone® QIV HD Quadrivalent inactivated influenza vaccine – High dose N SAR100842 LPA1 receptor antagonist Systemic sclerosis SAR439684 PD-1 inhibitor Advanced BCC Adacel+ Tdap booster sarilumab Anti-IL6R mAb Uveitis isatuximab Anti-CD38 naked mAb Acute lymphoblastic leukemia Shan 6 DTP-HepB-Polio-Hib Pediatric hexavalent vaccine N SAR422459 ABCA4 gene therapy Stargardt disease N SAR566658 Maytansin-loaded anti-CA6 mAb Solid tumors HIV Viral vector prime & rgp120 boost vaccine N - R olipudase alfa rhASM Deficiency Acid sphingomyelinase deficiency(1) N SAR439152 Myosin inhibitor Hypertrophic cardiomyopathy SP0232(2) Respiratory syncytial virus mAb N venglustat Oral GCS inhibitor Gaucher related Parkinson’s disease, Gaucher disease type 3, Fabry disease N - R Combination ferroquine / OZ439 Antimalarial (1) Also known as Niemann Pick type B (2) Also known as MEDI8897
Phase 1 N SAR440340 Anti-IL33 mAb Asthma & COPD N SAR408701 Maytansin-loaded anti-CEACAM5 mAb Solid tumors N SAR440181(1) DCM1 Myosin activation Cardiovascular indication N SAR439794 TLR4 agonist Peanut allergy N SAR428926 Maytansin-loaded anti-Lamp1 mAb Cancer N SAR247799 S1P1 agonist Cardiovascular indication N GZ402668 GLD52 (anti-CD52 mAb) Relapsing multiple sclerosis N SAR439459 TGFb inhibition mAb Metastatic melanoma N SAR407899 rho kinase Microvascular angina N UshStat® Myosin 7A gene therapy Usher syndrome 1B N SAR438335 GLP-1R/GIPR dual agonist Type 2 diabetes Herpes Simplex Virus Type 2 HSV-2 vaccine N SAR228810 Anti-protofibrillar AB mAb Alzheimer’s disease N SAR341402 Rapid acting insulin Diabetes Zika Inactivated Zika vaccine Respiratory syncytial virus Infants (1)Also known as MYK491

Appendix 9: Expected R&D milestones

Products	Expected milestones	Timing
Dupixent®	Start of Phase 3 trial in Atopic dermatitis in 6-11 year-olds	Q3 2017
Fluzone QIV HD	Start of Phase 3 trial	Q3 2017
VaxiGrip® QIV IM (6-35 months)	EU regulatory submission	Q3 2017
patisiran	Phase 3 results in Hereditary ATTR amyloidosis	Q3 2017
dupilumab	Phase 3 results in Asthma in adult/adolescent patients	Q4 2017
dupilumab	U.S. regulatory submission in Asthma in adult/adolescent patients	Q4 2017
Dupixent®	Start of Phase 3 trial in Atopic dermatitis in 6 months to 5 year-olds	Q4 2017
efpeglenatide	Start of Phase 3 trial in type-2 Diabetes	Q4 2017
sotagliflozin	Start of Phase 3 trials in combination therapies in type-2 Diabetes	H2 2017
isatuximab	Start of additional Phase 3 trials in Multiple myeloma and additional indications	H2 2017
SAR439684 (PD-1)	Phase 2/3 to start in additional solid tumors	H2 2017
Praluent®	ODYSSEY OUTCOMES top-line results	Q1 2018
SAR439684 (PD-1)	Phase 2 (registration) results in Cutaneous squamous cell carcinoma	Q1 2018
GZ402668 (anti-CD52 mAb)	Start of Phase 3 in Relapsing multiple sclerosis	Q1 2018
dupilumab	Start of Phase 3 trial in Eosinophilic oesophagitis	Q1 2018
dupilumab	EU regulatory submission in Asthma in adult/adolescent patients	Q1 2018

Appendix 10: Definitions of non-GAAP financial indicators

Company

“Company” corresponds to Sanofi and its subsidiaries

Company sales at constant exchange rates (CER)

When we refer to changes in our net sales “at constant exchange rates” (CER), this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of net sales to Company sales at constant exchange rates for the second quarter and first half of 2017

€ million	Q2 2017	H1 2017
Net sales	8,663	17,311
Effect of exchange rates	(76)	(270)
Company sales at constant exchange rates	8,587	17,041

Business net income

Sanofi publishes a key non-GAAP indicator.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

•	amortization of intangible assets,

•	impairment of intangible assets,

•	fair value remeasurement of contingent consideration related to business combinations or to disposals,

•	other impacts associated with acquisitions (including impacts of acquisitions on associates and joint ventures),

•	restructuring costs and similar items(1),

•	other gains and losses (including gains and losses on disposals of non-current assets(1)),

•	costs or provisions associated with litigation(1),

•	tax effects related to the items listed above as well as effects of major tax disputes,

•	tax (3%) on dividends paid to Sanofi shareholders,

•	Animal Health items out of business net income(2),

•	Net income attributable to non-controlling interests related to the items listed above.

(1)	Reported in the line items Restructuring costs and similar items and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.
(2)	In 2016, impact of discontinuation of depreciation and impairment of Property, Plant and Equipment starting at IFRS 5 application (non-current assets held for sales and discontinued operations), amortization and impairment of intangible assets until IFRS 5 application and costs incurred as a result of the divestment as well as tax effect of these items; and in 2017 gain on the disposal of the Animal Health business, net of tax.